WEALTH MINERALS LTD.

(formerly Triband Enterprises Corp.)
Suite 1901 – 1177 West Hastings Street
Vancouver, British Columbia
CANADA V6E 2K3
Phone: 604-331-0096 / Fax: 604-408-7499

NEWS RELEASE

WEALTH ARRANGES NON-BROKERED PRIVATE PLACEMENT

August 10, 2004 **Symbols: TSX-V - WML**
OTCBB - WMLLF

Wealth Minerals Ltd. ("Wealth" or the "Company") is pleased to announce that it has arranged a private placement of up to 1,700,000 units at a price of $0.80 per unit to raise gross proceeds of $1,360,000. Each unit will consist of one common share and one non-transferable common share purchase warrant. Each warrant will be exercisable into one additional common share for a period of 18 months from closing at an exercise price of $1.00 per share. A cash commission will be paid on a portion of the units placed.

The proceeds of the private placement will be used to fund exploration programs on the Company's property in Peru and for general working capital and is subject to acceptance for filing by the TSX Venture Exchange.

On behalf of the board of directors of
WEALTH MINERALS LTD.

"Gary Freeman",
President